

March 28, 2016

Via E-mail
Mr. Jeffrey C. Smith
Chief Executive Officer
Starboard Value LP
777 3rd Avenue
New York, NY 10017

> **Re:** **Yahoo! Inc.**
> **Soliciting Material on Schedule 14A**
> **Filed March 24, 2016 by Starboard Value LP et al.**
> **File No. 000-28018**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Please qualify the following types of statements as beliefs in future filings and, where necessary, provide supplemental support for these statements:

    - Yahoo has exhibited "poor management execution, egregious compensation and hiring practices, and general lack of accountability and oversight by the Board."
    - The sale process "has been publicly criticized repeatedly for being … fraught with conflicts of interest…."

2. We note statements relating to the company's acquisition expenses since 2012, yet there is only a generic reference to the company's filings. Please provide additional support.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner at (202) 551-3788 or David L. Orlic, Special Counsel, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew M. Freedman, Esq.
        Olshan Frome Wolosky LLP